Jeffrey M. McPhaul	E-mail: jmcphaul@munckcarter.com
Direct Dial: (972) 628-3653

January 5, 2010

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549-4561

Re:	Assure Data, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 23, 2009
SEC File No. 000-52297

Dear Ms. Mills-Apenteng:

Set forth below are the responses of Assure Data, Inc. (“ADI” or the “Company”), to the comments contained in your letter to Terry Harris, President of ADI, dated December 29, 2009. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses are set forth below each comment. The Company’s Preliminary Information Statement on Schedule 14C (Amendment No. 1) amending the Preliminary Information Statement on Schedule 14C filed on December 23, 2009 (the “Amendment”), was filed with the Commission today.

Reasons for the Amendment to the Articles

1.	In your response letter, please tell us whether any shareholder action was required under Nevada law, or taken, with respect to the sale of your existing assets and properties.

Under Nevada law, the Company believes authorization by the affirmative vote of shareholders holding stock in the Company entitling them to exercise at least a majority of the voting power, was required in connection with the transaction contemplated by the Settlement Agreement between ADI and Robert Lisle, the Company’s former President, Treasurer and director. No such authorization of the shareholders was obtained prior to execution of the Settlement Agreement. In light of the foregoing, the Company has obtained ratification of the Settlement Agreement transaction by written consent of the majority shareholders of ADI and added disclosure to the Amendment relating to such shareholder action.

A Limited Liability Partnership • 600 Banner Place Tower • 12770 Coit Road • Dallas, Texas 75251 • t 972.628.3600 • f 972.628.3616 • www.munckcarter.com

Ms. Maryse Mills-Apenteng

January 5, 2010

2.	Please revise this section to include a more detailed discussion of the sale of all of your existing assets and properties to Mr. Lisle, your former President, Treasurer, and director. Describe the negotiations over the sale price, state the views of your board of directors as to whether the transaction was fair and in the best interests of your shareholders, and disclose whether a fairness opinion was provided by an unrelated third party.

The Amendment contains a new section entitled “REASONS FOR RATIFICATION OF THE TRANSFER” which includes discussion relating to the above-referenced matters.

In connection with the responses to your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above discussion and the Amendment respond to all of your comments. If you have any questions or comments regarding the Amendment or the Company’s responses set forth herein, please contact the undersigned at (972) 628-3653 at your earliest convenience.

Very truly yours,

/s/ Jeffrey M. McPhaul

Jeffrey M. McPhaul
MUNCK CARTER, LLP

Enclosure

cc:    Terry Harris